03011932

3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER 8-47890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seneca Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street, 3rd Floor
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Harris (203) 622-8188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leslie Sufrin and Company, P.C.
(Name – *if individual, state last, first, middle name*)

134 West 29th Street, 4th Flr. (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seneca Financial Group, Inc., as of February 15, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERTA SUFRIN
Notary Public, State of New York
No. 41-4951944
Qualified in Queens County
Commission Expires June 5, 20 03
and certificate filed in NY County

Roberta Sufrin
Notary Public

[signature]
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENECA FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

with

INDEPENDENT AUDITOR'S REPORT

Leslie Sufrin and Company, P.C.
Certified Public Accountants

134 West 29th Street
New York, NY 10001
Ph: 212.696.4800
Fx: 212.481.1638/1696

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seneca Financial Group, Inc.

We have audited the accompanying balance sheets of Seneca Financial Group, Inc. as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seneca Financial Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Leslie Sufrin + Company, P.C.

January 24, 2003

SENECA FINANCIAL GROUP, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 93,945	$1,232,758
Accounts receivable, net of allowance for doubtful accounts of $17,989 and $49,889:		
Billed	375,913	822
Unbilled	42,661	-
Prepaid expenses and other current assets	20,398	95,102
Total current assets	532,917	1,328,682
Furniture and equipment, less accumulated depreciation (Note 3)	266,757	268,374
Marketable securities (Note 4)	-	321,303
Security deposits	18,654	18,654
	$ 818,328	$1,937,013
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 109,688	$ 441,060
Deferred revenue	74,700	-
Capitalized leases payable - current (Note 7)	15,027	11,795
Stockholders' distribution payable	16,393	152,079
Loan from stockholder (Note 5)	18,227	-
Total current liabilities	234,035	604,934
Capitalized leases payable (Note 7)	20,911	27,312
Commitments (Note 7)		
Stockholders' equity:		
Common stock	2,400	2,400
Capital-in-excess of par value	2,397,600	2,397,600
Accumulated (deficit)	(1,836,618)	(1,166,536)
Accumulated comprehensive income	-	71,303
Total stockholders' equity	563,382	1,304,767
	$ 818,328	$1,937,013

See accompanying notes.

SENECA FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Consulting income, including reimbursed expenses of $179,935 and $367,721 in 2002 and 2001, respectively	$2,216,070	$3,638,495
Expenses:		
Salaries	1,142,931	957,525
Bonuses	618,681	815,084
Payroll taxes	81,207	90,268
Employee benefits	55,864	40,125
Financial information	19,868	16,159
Dues and subscriptions	38,832	34,257
Outside services	16,475	13,366
Travel and entertainment	197,349	418,247
Auto expenses	42,329	51,349
Rent and rent tax	188,934	118,656
Telephone and utilities	18,242	20,827
Office and printing supplies	51,239	44,975
Equipment rental	39,941	33,761
Maintenance and repairs	6,815	17,653
Insurance	33,264	21,903
Postage and delivery	6,623	8,341
Professional fees	168,338	193,485
Advertising and public relations	69,565	113,529
Charitable contributions	40,467	31,595
Bad debt	-	49,350
Franchise taxes	1,673	1,290
Other	14,920	17,448
Depreciation and amortization	79,633	42,901
Total costs and expenses	2,933,190	3,152,094
Income (loss) from operations	(717,120)	486,401
Other income (expenses):		
Gain on sale of securities	46,254	-
Interest income, net of interest expense of $5,162 and $2,663 in 2002 and 2001, respectively	784	29,728
(Loss) on disposals of furniture and equipment, net	-	(11,470)
Total other income	47,038	18,258
Net income (loss)	$ (670,082)	$ 504,659

See accompanying notes.

SENECA FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Class A common stock (a,c)	Class B common stock (b,c)	Capital-in excess of par value	Accumulated other comprehensive income	Accumulated (Deficit)	Total stockholders' equity
Balance - December 31, 2000	$600	$1,800	$2,397,600	$ -	$(1,317,783)	$1,082,217
Comprehensive income - 2001:						
Net income - 2001	-	-	-	-	504,659	504,659
Unrealized gain on marketable securities	-	-	-	71,303	-	71,303
Total comprehensive income	-	-	-	71,303	504,659	575,962
Stockholders' distribution and distribution payable	-	-	-	-	(353,412)	(353,412)
Balance - December 31, 2001	600	1,800	2,397,600	71,303	(1,166,536)	1,304,767
Net (loss) - 2002	-	-	-	-	(670,082)	(670,082)
Decrease in unrealized gain on marketable securities	-	-	-	(45,723)	-	(45,723)
Reclassification adjustment	-	-	-	(25,580)	-	(25,580)
Balance - December 31, 2002	$600	$1,800	$2,397,600	$ -	$(1,836,618)	$ 563,382

(a) Class A common stock, $.01 par value, 60,000 shares issued and outstanding. Each share of Class A common stock is entitled to four votes.
(b) Class B common stock, $.01 par value, 180,000 shares issued and outstanding. Each share of Class B common stock is entitled to one vote.
(c) A total of 500,000 shares of all classes of stock can be issued.

See accompanying notes.

SENECA FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (670,082)	$ 504,659
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	79,633	42,901
Gain on sale of marketable securities	(46,254)	-
Loss on disposal of equipment, net of proceeds from sale of $1,490	-	11,470
Marketable securities received in lieu of cash payment for fees	-	(250,000)
(Increase) decrease in:		
Accounts receivable	(417,752)	245,604
Prepaid expenses and other current assets	74,704	(35,494)
(Decrease) increase in:		
Accounts payable and accrued liabilities	(331,372)	(85,905)
Deferred revenue	74,700	-
Net cash (used for) provided by operating activities	(1,236,423)	433,235
Cash flows from investing activities:		
Purchase of furniture and equipment	(68,106)	(185,963)
Proceeds from sale of marketable securities	296,254	-
Net cash provided by (used for) investing activities	228,148	(185,963)
Cash flows from financing activities:		
Payment on capital lease obligations	(13,079)	(6,182)
Distribution to shareholders	(135,686)	(201,333)
Loan from shareholder	18,227	-
Net cash (used by) financing activities	(130,538)	(207,515)
Increase (decrease) in cash and cash equivalents	(1,138,813)	39,757
Cash and cash equivalents - beginning of year	1,232,758	1,193,001
Cash and cash equivalents - end of year	$ 93,945	$1,232,758
Cash paid during the year for:		
Interest	$ 5,163	$ 2,422
Income taxes	$ 1,674	$ 4,169

Noncash financing activities:

In 2002, the Company entered into a capital lease for $9,910 associated with the acquisition of office equipment, and in 2001 entered into capital leases for $24,461 associated with the acquisition of computer equipment.

In 2001, the Company accrued a distribution payable to stockholders of $152,079.

See accompanying notes.

SENECA FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 - Nature of business and basis of presentation

Seneca Financial Group, Inc. (the "Company") was incorporated in the State of Delaware on April 28, 1993 for the purpose of providing financial advisory services to companies in order to assist them in improving their financial performance. Seneca offers consulting and advisory services in the area of mergers and acquisition, financial restructuring, bankruptcies and equity financing. The Company is a member of the National Association of Securities Dealers.

During the year ended December 31, 2002, the Company experienced a net loss and negative operating cash flow. The Company has commitments from several clients for 2003 that will result in revenues exceeding $1 million. Management of the Company plans to actively market its financial consulting and advisory service throughout 2003. The Company has made several formal proposals to companies seeking such services and is currently awaiting their decision as to the appointment of the Company as financial consultant/advisor. In addition, the Company is currently representing two clients in transactions on a contingency basis, which if successfully completed will result in revenues which would alleviate liquidity issues. The Company also plans to reduce operating costs during 2003 and, if necessary, will obtain the financial support of its shareholders. In effort to reduce or eliminate the operating cash flow shortfall experienced in 2002, the Company must either achieve its business development goals, reduce its operating costs or obtain the financial support of its shareholders.

Certain reclassifications have been made to the accompanying 2001 financial statements to conform to the 2002 presentation.

Note 2 - Summary of significant accounting policies

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the accompanying financials include the allowance for doubtful accounts, the useful lives of furniture and equipment, the quoted market value of marketable securities and the present value of capital lease obligations. Actual results could differ from those estimates.

Concentrations of credit risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivables.

The Company maintains nearly all of its cash in a money market account which is not insured by the FDIC. However, the Company has not experienced any losses and believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of significant accounting policies (continued)

Concentrations of credit risk (continued)
The Company is exposed to a concentration of credit risk concerning accounts receivables due to the limited number of customers comprising the Company's receivables. The Company performs ongoing credit evaluations of its customers payments and believes their exposure is limited, and appropriately provided for.

Cash and cash equivalents
The Company considers cash in banks, money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts
The Company invoices its clients based upon the written terms established between the parties. Following collection efforts in the normal course of business, when payment for services is not rendered pursuant to these terms, management identifies potentially uncollected accounts receivable on a specific identification basis, considering factors such as the financial condition of the client or decisions rendered by bankruptcy courts. Potentially uncollectible accounts receivable are charged to the allowance for doubtful accounts when final determination is made that the amounts are uncollectible.

Marketable securities
Marketable securities are accounted for as available for sale securities and are stated at quoted market value, with unrealized gains and losses reflected as accumulated comprehensive income, a separate component of stockholders equity. Upon the sale of the marketable securities, a capital gain is recognized and a reclassification adjustment is recorded to reflect the amount of capital gain recognized.

Furniture and equipment
Furniture and equipment are recorded at cost. Renewals and betterments of property are capitalized, whereas repairs and maintenance charges are expensed as incurred. The Company capitalized costs incurred in connection with the acquisition or development of its website, in accordance with Emerging Issues Task Force 2000-02 "Accounting for Web Site Development Costs". Website development cost is amortized using the straight-line method over 3 years. Additions and major improvements are capitalized, whereas the cost of maintenance and repairs is charged to operations as incurred.

Income taxes
The Company has elected to be treated as an "S" Corporation for federal and state income tax purposes, whereby the income or loss inures to the stockholders. The Company is subject to the Delaware franchise tax.

Note 2 - Summary of significant accounting policies (continued)

Revenue recognition
Consulting income is recorded over the life of the underlying agreement, as consulting services are rendered. Deferred revenue represents billings rendered or payments received prior to the rendering of consulting services. Advisory service income is recognized upon completion of the restructuring or financing transaction, when collectibility is likely, following court approval for bankruptcy advisory services.

Note 3 - Furniture and equipment

At December 31, 2002 and 2001, furniture and equipment consisted of:

	2002	2001	Useful lives in years
Furniture and fixtures	$175,900	$ 127,015	7
Office equipment	18,260	15,957	5
Computers and equipment	56,850	54,106	3
Capitalized leased equipment	57,751	47,841	3
Leasehold improvements	133,016	118,842	Life of lease
Website	18,000	18,000	3
	459,777	381,761	
Less accumulated depreciation and amortization (*)	(193,020)	(113,387)	
	$ 266,757	$ 268,374	

(*) Includes accumulated depreciation on capitalized leased equipment of $23,978 and $8,266 in 2002 and 2001, respectively.

Note 4 - Marketable securities

In 2001, in connection with services rendered for a restructuring transaction, the Company received a success fee approved by a bankruptcy court. The fee was partially paid by the Company receiving 45,254 shares of stock of NCO Portfolio Management, Inc. ("NCPM"), valued at an aggregate reorganization value of $250,000. The shares of NCPM, which are now traded on the NASDAQ stock exchange, were valued in the accompanying balance sheet at their quoted market value at December 31, 2001 of $321,303, with the unrealized gain of $71,303 reflected as accumulated comprehensive income. During 2002, the Company sold the shares of NCPM and realized a gain of $25,580.

During 2002, the Company received shares of Principal Financial Group ("PFG") in connection with a demutualization of the insurance carrier. The Company sold the shares of PFG and recognized a gain on sale of $20,674.

Note 5 - Loan from stockholder

In November 2002, a stockholder of the Company advanced $18,227. The loan, which bears interest at the prime rate (4.75% at December 31, 2002) has no stated maturity date.

Note 6 - Significant clients

In 2002 and 2001, revenue from four clients amounted to approximately $1.52 million and $2.7 million, respectively, representing approximately 68.7% and 81% of total revenues for the years ended December 31, 2002 and 2001, and approximately 5% and 61% of net trade accounts receivable at December 31, 2002 and 2001, respectively.

Note 7 - Commitments

The Company leases office space in Greenwich, Connecticut under a non-cancelable lease which was renewed in 2001 and expires on December 31, 2006. The minimum future annual payments through 2006, exclusive of normal escalation is $180,400.

Leases that meet the criteria for capitalization under generally accepted accounting principles are recorded as assets and the related obligations are recorded at the present value of the future minimum rental payments. These leases are reflected as capitalized leases payable in the accompanying balance sheet.

At December 31, 2002, minimum future rental payments due pursuant to the non-cancelable capital leases of computers and office equipment for the years ending December 31, 2003 through 2007 are:

2003	$18,600
2004	15,566
2005	4,723
2006	2,760
2007	680
Total minimum lease payments	42,329
Amount representing interest	(6,391)
Present value of net minimum lease payments	$35,938

Note 8 - 401(k) Plan

In April 2002, the Company established a 401(k) Plan for its employees. Employees who have been employed at least six months are eligible to contribute up to 15% of their compensation, not in excess of limits placed by the Internal Revenue Code. Participants are fully vested in their contributions. The Company may elect to make discretionary contributions; no such contributions were made in 2002. The Company paid plan administrative fees of approximately $600 for the year.

Seneca Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

NET CAPITAL	
Total ownership equity	$563,381
Less: Non-allowable assets	724,383
Net capital before haircuts	(161,002)
Less: Haircuts	1,077
Net Capital	($162,079)
AGGREGATE INDEBTEDNESS	$254,948
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$16,997
Excess net capital at 1500%	($179,076)
Excess net capital at 1000%	($187,574)
Ratio: Aggregate indebtedness to net capital	-1.573 to 1

Pursuant to the reporting requirement (j) of Form X17-A-5 Part III, Reconciliation between the Audited Computation of the Company's Net Capital and Computation of 15c3-3 Reserve Requirements for Seneca Financial Group, Inc. and the Unaudited Part II:

There are no reconciling items.

Pursuant to reporting requirement (n) of Form X-17A-5 Part III, there were no material inadequacies existing during the audit of Seneca Financial Group, Inc. or existing since the date of the previous audit.